September 20, 2007

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Pam Howell, Special Counsel
Mail Stop 3561

Re:	Alliance Data Systems Corporation
Definitive Proxy Statement on Schedule 14A

Filed April 27, 2007
File No. 001-15749

Dear Ms. Howell:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated August 21, 2007 from the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2007 (the “Comment Letter”).

Per your instructions to counsel for the Company, this letter will confirm that the Company will submit its response to the Comment Letter after September 21, 2007, but on or before October 12, 2007. The additional time is needed to accommodate the regular quarterly meetings of the Company’s Board of Directors and Compensation Committee, scheduled for September 25 and 26, 2007, and to allow for coordination of the Company’s response with the Company’s independent accountant.

In its response, and as requested by the Staff in the Comment Letter, the Company will:

(1)	provide, where appropriate, additional information to enable the Staff to better understand the Company’s disclosure in the Proxy Statement;

(2)	in accordance with the Staff’s requests, address the Staff’s remaining comments in future filings with the Commission;

(3)	acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(4)	acknowledge that Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

(5)	acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (972) 348-5191 or the Company’s Executive Vice President and General Counsel, Alan M. Utay, at (972) 348-5677.

Sincerely,

/s/ EDWARD J. HEFFERNAN
Edward J. Heffernan
Executive Vice President and
Chief Financial Officer

copies:	Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201